UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007

☐TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Transition period from ___________ to ___________

Commission file number: 001-10608

A. Full title of the plans and address of the plans, if different from that of the issuer named below:

Florida Public Utilities Company 401(K) Plan

B. Name of issuer of the securities held pursuant to the plans and the address of its principal executive office:

Florida Public Utilities Company
401 South Dixie Highway
West Palm Beach, FL 33401

FLORIDA PUBLIC UTILITIES COMPANY 401(k) PLAN

TABLE OF CONTENTS

All other schedules required by the Department of Labor's rules and regulations for reporting disclosure under the Employee Retirement Income Security Act of 1974 have been omitted, because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator
Florida Public Utilities Company 401(k) Plan
West Palm Beach, Florida

We have audited the accompanying statements of net assets available for benefits of the Florida Public Utilities Company 401(k) Plan ("the Plan") as of December 31, 2007 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental Schedule of Assets Held for Investment as of December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Templeton & Company, LLP

Templeton & Company, LLP
Certified Public Accountants
West Palm Beach, Florida
October 10, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator
Florida Public Utilities Company 401(k) Plan
West Palm Beach, Florida

We have audited the accompanying statements of net assets available for benefits of the Florida Public Utilities Company 401(k) Plan ("the Plan") as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming opinions on the basic financial statements taken as a whole. The accompanying supplemental Schedule of Assets Held for Investment as of December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

BDO Seidman, LLP

BDO Seidman, LLP
West Palm Beach, Florida
September 16, 2008

FLORIDA PUBLIC UTILITIES COMPANY 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2007 AND 2006

	2007	2006
ASSETS:		
Investments at fair value	$ 10,625,084	$ 9,233,822
Participant contributions receivable	40,669	26,587
Employer contributions receivable	4,251	1,644
Loans receivable	282,972	339,952
Total Assets	10,952,976	9,602,005
LIABILITIES:		
Refund of excess contributions	11,781	-
Net assets reflecting all investments at fair value	10,941,195	9,602,005
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(21,588)	(1,223)
NET ASSETS AVAILABLE FOR BENEFITS	$10,919,607	$ 9,600,782

See accompanying notes to financial statements.

FLORIDA PUBLIC UTILITIES COMPANY 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
Additions to net assets attributed to:		
Contributions:		
Participant contributions	$ 806,869	$ 643,963
Participants' rollover contributions	275,435	38,819
Employer contributions	81,349	23,011
	1,163,653	705,793
Investment Income		
Interest and dividends	64,185	44,557
Participant loan interest	24,910	21,290
Net appreciation in value of investments	561,401	1,073,670
	650,496	1,139,517
Total Additions	1,814,149	1,845,310
Deductions from net assets attributed to:		
Benefits paid to participants	492,540	1,107,450
Administrative expenses	2,784	3,957
Total Deductions	495,324	1,111,407
Net increase in net assets available for benefits	1,318,825	733,903
Net assets available for benefits, beginning of year	9,600,782	8,866,879
Net assets available for benefits, end of year	$ 10,919,607	$ 9,600,782

See accompanying notes to financial statements.

FLORIDA PUBLIC UTILITIES COMPANY 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2006

1. SUMMARY OF PLAN

The following description of Florida Public Utilities Company (the "Company") 401(k) Plan (the "Plan"), as amended, is provided for general information only. Participants should refer to the summary plan description and Plan documents for a more detailed and complete description of the Plan's provisions.

General - The Plan is a defined contribution plan with the purpose of providing retirement benefits to employees. This benefit plan was formed for all employees who have met the eligibility requirements, which are generally attaining age twenty-one and providing three months of continuous service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Employee Contributions - Plan participants may elect to contribute 1% to 100% of their pre-taxed compensation up to the maximum allowed by the Internal Revenue Code (IRS) after attaining age 21 years and completing three months of eligibility service. If participants are going to be age 50 or older by the end of the calendar year, they may make Catch-Up Deferral Contributions that exceed the IRS limit, but cannot exceed the Catch-Up Limit in effect for that year.

Employer Contributions – The Company began a regular matching contribution for employees hired on or after January 1, 2005 who were not eligible to participate in the Employees' Pension Plan of Florida Public Utilities Company (the "Pension Plan"). This was also implemented in 2005 for employees who were covered by a collective bargaining agreement on their respective contract dates.

Employees who are not participants in the Pension Plan are eligible to receive a Company match after attaining 21 years of age and after six months of continuous service. Each employee is 100% vested after three years of continuous service. For those employees eligible to receive employer contributions, the matching contribution is equal to 50% of the tax-deferred contribution for a given payroll period, not to exceed 6% of the employee's compensation.

Beginning January 1, 2006, employees who participated in the Pension Plan could elect to freeze their benefits earned in the Pension Plan as of March 31, 2006 and make a one-time election to participate in the Florida Public Utilities Company 401(k) Plan rather than the Pension Plan and to receive a regular matching contribution. Additionally, employees participating in the Employees' Pension Plan of Florida Public Utilities Company may also elect to continue in the pension plan with benefits and participate in the Florida Public Utilities Company 401(k) Plan without receiving a matching contribution.

Participant Accounts - Plan participants have investment control over the funds that have been deducted from their compensation and such amounts are always fully vested. Contributions to the Plan are invested at participants' discretion in separate equity and fixed income funds. Each participant's account is increased by the participant's contributions, the Company's matching contribution, if applicable, prior plan rollovers and investment earnings, and is decreased by any benefit payments or withdrawals, allocation of Plan losses and administrative expenses.

Investments - Participants direct the investments of their contributions into various investment options offered by the Plan.

Vesting - Participants become vested in the employer contributions and their related investment earnings according to the following schedule:

Years of Service	Vested Percent
1	0%
2	0%
3	100%

Employer contributions automatically become fully vested upon reaching the Plan's normal retirement age, death or disability.

Forfeitures - Forfeitures are created when participants terminate employment before becoming fully vested in Company contributions. Forfeited amounts are applied to reduce subsequent contributions by the Employer as provided in the Plan. There were no material forfeitures under the Plan during the years ended December 31, 2007 and 2006.

Participant Loans - Participants may borrow from their Plan accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balance. The loans are secured by the balance in the participant's account and are payable over a 1 to 5 year period and bear interest at rates equal to prime rate plus one percent (1%) as determined monthly by the Plan administrator.

Payment of Benefits - On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or monthly distributions. Employees at age 59 ½ may begin to receive lump-sum or monthly distributions from their account, after retirement or while still employed, without having to pay the IRS early withdrawal penalty, currently at 10%. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Plan Amendments - In 2007, the Plan was amended to provide a 100% Company match of the first 2% of an employee's contribution, and a 50% match of the next 4% of an employee's contribution, for a total Company match of up to 4%. This became effective on January 1, 2007 for non-union employees participating in the plan. Non-union employees who were participants of the Pension Plan and elected to participate in the Plan do not qualify for a Company match. The new matching provisions for union employees became effective on the respective dates the six union contracts became effective in 2007.

Effective January 1, 2007, the Plan was amended to make matching contributions a discretionary contribution by the employer on behalf of its eligible employees.

Additionally, the Plan was amended to provide an automatic escalation in contributions starting July 1, 2007. The employer shall increase the amount of the contributions, each July, it deducts on behalf of each of its eligible employees who is making contributions for each payroll period in an amount less than 6% of compensation. The increase shall be equal to an additional 1% of the eligible employee's contribution for the payroll period, up to 6% of compensation. The provisions do not apply to any eligible employee who makes an affirmative election against the increase.

Subsequent Event - The Plan expects to no longer offer Florida Public Utilities Company stock as an investment option, effective December 1, 2008.

2. SUMMARY OF ACCOUNTING POLICIES

The following is a summary of significant accounting policies followed by the Plan:

Basis of Accounting – The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates in the Preparation of Financial Statements - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases in net assets during the period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition - Investments are stated at their fair value based on quoted market prices or estimated fair value except for its benefit-responsive investment contract which is valued at contract value (see Note 5). Accordingly, net appreciation and depreciation in the fair value of investments are recorded in the accompanying financial statements. Purchases and sales of securities are recorded on a trade-date basis. Investment income is recorded on an accrual basis. Participant loans are valued at their outstanding loan balances, which approximate fair value.

Administrative Expenses - In accordance with the Administrative Services Agreement, expenses may be paid by the Plan Sponsor or deducted from participant account balances. For the years ended December 31, 2007 and 2006, plan expenses that were deducted from participants account balances and shown as expenses were $2,784 and $3,957, respectively. Certain plan expenses, also referred to as administrative expenses, such as annual audit fees, are paid by the Plan Sponsor and are not included in these financial statements.

Payment of Benefits - Benefit payments to participants are recorded upon distribution.

New Accounting Pronouncements - In December 2005, the Financial Accounting Standards Board issued FASB Staff Position Nos. AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans (the "FSP").

FSP states that investment contracts held by defined contribution plans are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

As required by the FSP, the statements of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.

In September 2006, "Statement of Financial Accounting Standards No. 157, Fair Value Measurements" ("FAS 157"), was issued and is effective for fiscal years beginning after November 15, 2007. FAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. At this time, the Plan administrator is evaluating the implications of FAS 157 and its impact on the Plan's financial statements, if any, has not been determined.

In February, 2007, FASB also issued "Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Financial Liabilities" ("FAS 159"), which is also effective for fiscal years beginning after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provisions of FAS 157. At this time, the Plan administrator is evaluating the implications of FAS 159 and its impact on the Plan's financial statements, if any, has not been determined.

Reclassifications – Certain accounts in the prior-year financial statements have been reclassified for comparative purposes to conform with the presentation in the current-year financial statements.

3. INVESTMENTS

Investments that represent more than 5% of Plan assets at December 31, 2007 and 2006 are as follows:

	2007	2006
Mutual Funds:		
Aim Utilities Fund – A	$ 1,872,832	$ 1,636,051
Pooled Separate Accounts:		
Harris/C&B Select Focused Value Fund	701,669	699,760
Clover/TRP/Earnest Select Small Co. Value Fund	746,126	779,149
Oppenheimer Premier Capital Appreciation	780,818	689,484
Alliance Bernstein Select Diversified Value Fund	908,386	1,053,926
Destination Retirement 2020 Fund	758,546	640,110
Destination Retirement 2030 Fund	850,969	489,133
Insurance Company General Account:		
Fixed Interest Account, at contract value	1,506,637	1,119,760

During 2007 and 2006, the Plan's investments (including gains and losses on investments bought and sold as well as held during the year) appreciated (depreciated) in value by $561,401 and $1,073,670, respectively, as follows:

	2007	2006
Mutual funds	$ 312,654	$ 372,392
Company stock	(24,251)	(1,558)
Pooled separate accounts	272,998	702,836
Total appreciation	$ 561,401	$ 1,073,670

4. PARTY IN INTEREST TRANSACTIONS

Certain Plan investments consist of shares of common stock of Florida Public Utilities Company. The fair market value of such common stock at December 31, 2007 and 2006 was $224,578 and $298,377, respectively.

Certain Plan investments are shares of mutual funds managed by MassMutual, the current contract record keeper as defined by the Plan; therefore, these transactions qualify as party-in-interest transactions. Additionally, fees for the investment management services are paid by the Company.

5. INVESTMENT CONTRACT WITH INSURANCE COMPANY

In 2005, the Company entered into an investment contract with Massachusetts Mutual Life Insurance Company ("MassMutual"). MassMutual maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

Because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract. Contract value, as reported to the Plan by MassMutual, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than zero percent. Interest rates are reviewed for resetting at least semi-annually. Certain events, such as the premature termination of the contract by the Plan or the termination of the Plan, would limit the Plan's ability to transact at contract value with MassMutual. The Plan administrator believes the occurrence of such events that would also limit the Plan's ability to transact at contract value with the Plan participants is not probable.

MassMutual is required to hold reserves in an amount at least equal to the minimum required by law. The fair value of the guaranteed investment contract at December 31, 2007 and 2006 was $1,528,225 and $1,120,983, respectively. MassMutual has the right to fully or partially terminate the contract upon the occurrence of certain events specified in the investment agreement. The following table presents average yield and crediting interest rate on the contract:

Period	Rate
6/1/06-12/1/06	4.45%
12/1/06-6/1/07	4.35%
6/1/07-12/1/07	4.55%
12/1/07-6/1/08	4.75%

6. PLAN TERMINATION

Although the Company has not expressed any intent to terminate the Plan, it has the right to discontinue contributions and terminate the Plan subject to the Employee Retirement Income Security Act (ERISA) of 1974. In the event the Plan is terminated, participants would become 100% vested in their employer contributions.

7. RECONCILIATION TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 for the years ended December 31, 2007 and 2006:

	2007	2006
Net assets available for benefits, end of year per the financial statements	$ 10,919,607	$ 9,600,782
Contributions receivable:		
Participant contributions	(40,669)	(26,587)
Employer contributions	(4,251)	(1,644)
Loans receivable	5,901	-
Refund of excess contributions	11,781	-
Net assets available for benefits per Form 5500	$10,892,369	$ 9,572,551

8. TAX STATUS

The Plan obtained its last determination letter on November 25, 2003, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter; however, the Company, MassMutual, and the Plan administrator believe that the Plan is currently designed and operating in compliance with the applicable requirements of the Internal Revenue Code.

9. REFUNDS OF EXCESS CONTRIBUTIONS

During 2007, the Plan received contributions from participants in excess of Plan and IRS limitations. Such amounts were refunded in 2008.

10. RISKS AND UNCERTAINTIES

The Plan provides for various investment options. Investment securities are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is reasonably possible that changes in risks in the near term could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the changes in net assets available for benefits.

FLORIDA PUBLIC UTILITIES COMPANY 401(k) PLAN

EXHIBIT A - SUPPLEMENTAL SCHEDULE OF ASSETS HELD FOR INVESTMENT
DECEMBER 31, 2007

Schedule H, Line 4i - Schedule of Assets Held at End of Year

Plan EIN: 59-0539080
Plan Number: 002

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral par or maturity value	(d) Cost	(e) Current Value
*	MassMutual	Fixed Interest Fund	**	$1,528,225
*	MassMutual	W&R/Wellington Select Small Cap Growth Fund	**	101,190
*	MassMutual	Sands Capital Select Aggressive Growth Fund	**	385,469
*	MassMutual	MFS/Harris Select Overseas Fund	**	199,131
*	MassMutual	T Rowe Price Mid-Cap Growth Fund II	**	462,108
*	MassMutual	Harris/C&B Select Focused Value Fund	**	701,669
*	MassMutual	Northern Trust Select Indexed Equity Fund	**	264,370
*	MassMutual	Clover/TRP/Earnest Select Small Co. Value Fund	**	746,126
*	MassMutual	Alliance Bernstein Select Diversified Value Fund	**	908,386
*	MassMutual	Destination Retirement Income	**	59,521
*	MassMutual	Destination Retirement 2010 Fund	**	207,698
*	MassMutual	Destination Retirement 2020 Fund	**	758,546
*	MassMutual	Destination Retirement 2030 Fund	**	850,969
*	MassMutual	Destination Retirement 2040 Fund	**	54,426
*	MassMutual	Oppenheimer Premier Capital Appreciation	**	780,818
*	MassMutual	Western Select Strategic Bond Fund	**	227,452
*	MassMutual	Templeton Growth Fund	**	281,477
*	MassMutual	Aim Utilities Fund - A	**	1,872,832
*	MassMutual	Common Stock of Florida Public Utilities Company	**	224,578
*	MassMutual	Money Market	**	10,093
	Participant Loans Receivable	5%-9.25%	**	282,972
	TOTAL			$ 10,908,056

* Represents a party-in-interest
** The cost information is not required for participant-directed investments and, therefore, not included.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

FLORIDA PUBLIC UTILITIES COMPANY 401(k) Plan
Name of Plan

Date: November 6, 2008

By: [signature]
George M. Bachman
Plan Administrator
Florida Public Utilities Company 401(k) Plan

FLORIDA PUBLIC UTILITIES COMPANY
EXHIBIT INDEX

Item Number

23.1 Independent Registered Public Accounting Firm's Consent, Templeton & Company, LLP

23.2 Independent Registered Public Accounting Firm's Consent, BDO Seidman LLP

templeton
& COMPANY

Item 23.1 Independent Registered Public Accounting Firm's Consent, Templeton & Company, LLP

Consent of Independent Registered Public Accounting Firm

Florida Public Utilities Company 401(k) Plan
West Palm Beach, Florida

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 pertaining to Florida Public Utilities Company Employee Stock Purchase Plan of our report dated October 10, 2008, relating to the financial statements and supplemental schedules of Florida Public Utilities Company 401(k) Plan appearing on this Form 11-K for the year ended December 31, 2007.

Templeton & Company, LLP

Templeton & Company, LLP
Certified Public Accountants
West Palm Beach, Florida
November 6, 2008

222 Lakeview Avenue, Suite 1200
West Palm Beach, Florida 33401
561-798-9988 • Fax: 561-798-4053

5900 North Andrews Avenue, Suite 627
Fort Lauderdale, Florida 33309
954-333-0001 • Fax: 954-938-2444

www.templetonco.com

Consent of Independent Registered Public Accounting Firm

Florida Public Utilities Company 401(k) Plan
West Palm Beach, Florida

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (333-124554) of our report dated September 16, 2008, relating to the financial statements and supplemental schedule of Florida Public Utilities Company 401(k) Plan appearing on this Form 11-K for the year ended December 31, 2006.

BDO Seidman, LLP

West Palm Beach, Florida
November 6, 2008

END